                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  June 11, 1999

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                                 Indiana Energy,
                                      INC.
                                (NAME OF ISSUER)

                           Common Stock, no par value
                         (TITLE OF CLASS OF SECURITIES)

                                    454707100

                                 (CUSIP NUMBER)

     S. M. Kerney, Controller (Chief Accounting Officer), c/o SIGCORP, Inc.,
              20 NW Fourth Street, Evansville, Indiana 47741 (NAME,
--------------------------------------------------------------------------------
               ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the followInG box [ ].


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

(CUSIP No.       454707100         )                                              (Page 2 of 4 pages)

1.       NAMES OF REPORTING PERSONS
         SIGCORP, Inc.


         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         35-1940620

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       A [ ]
                                                                                B [ ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS
         OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)    [ ]

6.       CITIZENSHIP OF PLACE OF ORGANIZATION
         Indiana

          NUMBER OF SHARES                                  7.       SOLE VOTING POWER
          SHARES                                                     5,927,524
          BENEFICIALLY                                      8.       SHARED VOTING POWER
          OWNED BY EACH
          REPORTING                                         9.       SOLE DISPOSITIVE POWER
          PERSON                                                     5,927,524
          WITH                                              10.      SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,927,524

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          16.6%

14.      TYPE OF REPORTING PERSON
          CO

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         A total of 5,927,524 shares of IEI Common Stock are subject to the IEI Option Agreement, representing 16.6% of the outstanding shares of IEI Common Stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Except as set forth on Schedule A, neither SIGCORP nor any of its executive officers or directors is the beneficial owner of any other shares of IEI Common Stock.


         SIGCORP may be deemed, as a result of the IEI Option Agreement, to have the sole power to vote or direct the vote of 5,927,524 shares of IEI Common Stock, and the sole power to dispose of or to direct the disposition of 5,927,524 shares of IEI Common Stock.


Signature

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                  SIGCORP, INC.


                                                  By:    /s/  Timothy L. Burke
                                                  Name:  Timothy L. Burke
                                                  Title: Secretary and Treasurer

DATE:    June 28, 1999

                                   SCHEDULE A

EXECUTIVE OFFICERS OF SIGCORP, INC.



                                                                               Number of Shares of IEI
                                                                              Common Stock Beneficially             Percentage of
Name                                               Title                                Owned                   Outstanding Shares
----                                               -----                                -----                   ------------------
R. G. Reherman                   Chairman of the Board of Directors and
                                 Chief Executive Officer                               0

A. E. Goebel                     President and Chief Operating Officer                2694                               *

Timothy L. Burke                 Secretary and Treasurer
                                                                                       0

S. Mark Kerney                   Controller
                                                                                       0

Linda K. Tiemann                 Assistant Secretary
                                                                                       0
--------------------------
*  Less than one percent.

DIRECTORS OF SIGCORP, INC.

         John M. Dunn                                                                  0
         John D. Engelbrecht                                                           0
         Robert L. Koch II                                                             0
         Donald A. Rausch                                                              0
         Richard W. Shymanski                                                          0
         Donald E. Smith                                                               0
         James S. Vinson                                                               0